Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Provides Update on Exploration Programs in Sweden

Vancouver, British Columbia, July 9, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to provide an update on the exploration programs in Sweden, including copper-gold mineralization intersected in recent drilling at the Sakkek prospect. Sakkek is part of the Kiruna South Designated Project, and along with the Norrmyran Designated Project, is being explored with Antofagasta Minerals S.A. (“Antofagasta”), a wholly-owned subsidiary of Antofagasta plc. Antofagasta can earn up to a 70% interest in a Designated Project through a combination of cash payments and work commitments that result in a NI 43-101 compliant feasibility study. EMX and Antofagasta are also conducting copper exploration in Sweden under a Strategic Regional Alliance Agreement. Designated Project and Regional Strategic Alliance exploration work is solely funded by Antofagasta. The Company’s portfolio of twenty-two granted exploration permits covers an area of 963 square kilometers in northern Sweden that is prospective for porphyry copper-gold and iron-oxide-copper-gold (“IOCG”) mineral deposits.

Kiruna South Designated Project – Sakkek Prospect. EMX recently concluded a seven-hole, 1,975 meter reconnaissance diamond drilling program at the Kiruna South Designated Project’s Sakkek prospect. The drilling targeted zones of anomalous copper mineralization concealed beneath glacial cover that was first recognized from historic drilling. EMX drilled seven widely spaced holes across an area of 1.1 by 0.9 kilometers. The first two holes (SAK-S1B and SAK-S2B) intersected copper-gold mineralization, and SAK-S4 drilled 300 meters to the south, also intersected copper-gold mineralization at the bottom of the hole.

Hole ID	From (meters)	To (meters)	Length* (meters)	Copper %	Gold (g/t)	Comments
SAK-S1B	Anomalous Cu-Au mineralization 14.7 to 236.95 m					222.25m @ 584 ppm Cu & 0.01 g/t Au.
	236.95	297.45	60.5	0.24	0.11	TD in hypogene Cu mineralization.
SAK-S2B	22.35	169.60	147.3	0.17	0.10	Upper supergene & lower hypogene zones.
including	41.35	82.40	41.1	0.33	0.08	Supergene Cu-Au mineralization.
including	93.83	111.20	17.4	0.35	0.23	Supergene Cu-Au mineralization.
	320.63	349.85	29.2	0.16	0.11	TD in hypogene Cu mineralization.
SAK-S4	261.00	275.00	14.0	0.10	0.02	TD in hypogene Cu mineralization.

*True widths for reported intercepts are currently unknown.

Copper-gold mineralization in holes SAK-S1B, -S2B and -S4 is chiefly developed as vein/veinlet swarms and hydrothermal breccias hosted by quartz monzonite, monzonite porphyries, and felsic dikes. The vein/veinlet swarms and breccias contain copper sulfide minerals and a variety of gangue minerals including quartz, biotite, carbonate, alkali feldspar, iron oxides, white mica/sericite and fluorite. Many of the breccias have entrained quartz vein fragments and fragments of sulfide mineralization that appear to have been transported from other levels in the system. The textures and mineral assemblages seen in these hydrothermal features may represent the distal portions of a copper and gold enriched mineralized system developed across a lateral extent of greater than 500 meters. The other four holes (SAK-S3, SAK-5 through -S7) principally intersected trachyandesites that are cut by monzonite dikes and breccias and contain anomalous levels of copper. These holes appear to have been drilled peripheral to the copper-gold mineralization that occurs in the quartz monzonite and monzonite porphyries.

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Kiruna South Designated Project – Saivo and Other Priority Prospects. Kiruna South Designated Project exploration work will now focus on reconnaissance drill tests in the Saivo area, which is a target developed on the basis of anomalous copper and gold mineralization reported from historic base-of-till sampling programs conducted by the Swedish Geological Survey and LKAB (Luossavaara-Kirunavaara AB, the operating company of the Kiruna iron ore mines). This mineralization is developed along a prominent north-south regional geologic trend with coincident geophysical and geochemical anomalies on the eastern margin of the Kiruna South Designated Project area.

Other copper-gold prospects and mineralization within the Kiruna South Designated Project include Sierkavare, Puoltsa and Kalixfors. The Sierkavare prospect is located just over 3.5 kilometers northwest of Sakkek, and was first identified by LKAB from diamond drilling conducted during 1982-1985. LKAB reported a historical copper resource in 1986 on the basis of 27 diamond drill holes totaling over 5,400 meters (please see Company news release dated August 5, 2010).

Norrmyran Designated Project. The Norrmyran Designated Project consists of over 126 square kilometers of exploration permits in northern Sweden’s Skellefte Mineral Belt of volcanogenic massive sulfide and porphyry copper mineralization. The Swedish Geological Survey discovered copper-gold-molybdenum mineralization in granitoid outcrops and boulders during the 1980’s. EMX's work on the property identified porphyry copper targets beneath glacial cover, and a follow-up program of reconnaissance diamond drilling is currently underway.

EMX Properties Available for Partnership. In addition, EMX is advancing the Storåsen copper-gold-PGE property and the Aitik South copper-gold property outside of the Strategic Regional Alliance with Antofagasta. Storåsen is located in west-central Sweden, and contains a zone of drill-defined copper, gold and PGE mineralization, surface geochemical anomalies, mineralized boulders, and multiple mineral occurrences for follow-up testing. The Aitik South project contains several historic copper and gold prospects, and is located along strike of the Salmijärvi copper and gold deposit. Salmijärvi is a satellite deposit to Boliden AB’s Aitik copper and gold mine. EMX’s Storåsen and Aitik South projects are currently available for partnership.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples are collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Piteå, Sweden for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an ICP finish, and copper underwent aqua regia digestion and analysis with ICP/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

About Antofagasta. Antofagasta Minerals S.A. ("Antofagasta") is the mining division of Antofagasta plc. Antofagasta plc is listed on the London Stock Exchange and a constituent of the FTSE-100 Index, with interests also in transport and water distribution. Currently, Antofagasta plc activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla. Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: vbarlow@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the three-month period ended March 31, 2012 (the "MD&A") and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Biotite Monzonite
Quartz Monzonite Porphyry
SAK-S6
Eurasian Minerals
A Junior Company with a Major's Portfolio
Trachyte
SAK-S1B
147.3 m @ 0.17 % Cu & 0.10 g/t Au
Including:
41.1 m @ 0.33 % Cu & 0.08 g/t Au
17.4 m @ 0.35 % Cu & 0.23 g/t Au
60.5 m @ 0.24 % Cu & 0.11 g/t Au
SAK-S2B
Rhyolite
Biotite Gneiss
SAK-S5
SAK-S3
29.2 m @ 0.16 % Cu & 0.11 g/t Au
SAK-S4
Monzonite
Kiruna
Sakkek
Aitik
14.0 m @ 0.10 % Cu & 0.02 g/t Au
Drillhole collar and trace
Rhyolite
Quartz-monzonite porphyry
Biotite monzonite
Monzonite
Trachyandesite
Biotite gneiss
High
Low
Ground magnetics (TMI) from SGU data
Norrmyran
Storasen
SAK-S7
Quartz Monzonite Porphyry
Stockholm
Major Deposits
EMX Project
Royalties
0 100 200 400 m
N W E S
July 2012

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com